

June 20, 2014

Via E-mail
Mr. Delbert Steiner
Chief Executive Officer
New Jersey Mining Company
201 N. Third Street
Coeur d'Alene, ID 83814

>   **Re: New Jersey Mining Company**
>   **Amendment No. 2 to Registration Statement on Form 10**
>   **Filed June 4, 2014**
>   **File No. 000-28837**

Dear Mr. Steiner:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

1.   We reissue comment 9 in our letter dated May 8, 2014. Please briefly describe the cause of the increase or decrease for each year-to-year comparison. For example, please briefly describe the "decreased contracting services" which resulted in the decline in revenue from 2012 to 2013, the "renewed activity with joint venture partners," the "receivable on Custom Milling," and what "remaining inventory was sold." In that regard, please briefly clarify your relationship with Tara Minerals.

Liquidity and Capital Resources, page 12

2.   We reissue comment 12 in our letter dated May 8, 2014. Please quantify your cash balance as of a recent practicable date. In that regard, it appears that you provide a gross number on page 13.

3. We reissue comment 13 in our letter dated May 8, 2014. Please revise to include a brief narrative discussion of your liquidity requirements in quantified terms on both a short-term (i.e., 12 months) and long-term basis. See Instruction 5 to Item 303(a) of Regulation S-K.

Recent Sales of Unregistered Securities, page 38

4. We note your response to comments 20 and 22 in our letter dated May 8, 2014 that the March 5, 2013 issuance was a reissuance of previously held shares by an existing shareholder. Please disclose all the information required by Item 701 of Regulation S-K for this issuance of shares. In that regard, please note that Item 701 of Regulation S-K requires disclosure of sales of reacquired shares.

5. For the sale of unregistered securities on October 1, 2011 and April 16, 2011, please identify the persons or class of persons to whom the securities were sold. Refer to Item 701(b) of Regulation S-K. For the October 1, 2011 sale, also state the nature of services provided as consideration. Refer to Item 701(c) of Regulation S-K.

Exhibits

6. We note that you are no longer filing the Commercial Lease Agreement, dated May 3, 2013, or the Mineral Lease Agreement, dated September 12, 2012, as exhibits to your registration statement. Please advise us why you believe these agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K or file the agreements as exhibits to your registration statement.

Please contact Tiffany Posil at (202) 551-3589 or James Lopez at (202) 551- 3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director